SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 11)

Trans World Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89336R207
(CUSIP Number)

Timothy G. Ewing Value Partners, Ltd. 5646 Milton Street, Suite 880 Dallas, Texas 75206 (214) 522-2100
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 89336R207	13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Value Partners, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,326,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,326,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89336R207	13D/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ewing & Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,326,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,326,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89336R207	13D/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ewing Asset Management, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,326,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,326,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 89336R207	13D/A	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy G. Ewing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,326,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,326,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,326,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 89336R207	13D/A	Page 6 of 8 Pages

Amendment No. 11 to Schedule 13D

This Amendment No. 11 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership (“Value Partners”), Ewing & Partners, a Texas general partnership, Ewing Asset Management, LLC, a Texas limited liability company (“EAM”) and Timothy G. Ewing (collectively referred to herein as the “Reporting Persons”), as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.001 per share (“Common Stock”) of Trans World Corporation, a Nevada corporation (“TWC” or the “Company”), as originally filed with the Securities and Exchange Commission (“SEC”) on July 11, 1996, and as amended from time to time since such date to the date hereof.

This amendment is being made solely to reflect that the Issuer entered into an Agreement with Value Partners and other stockholders of the Company on April 21, 2014.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 21, 2014, the Company entered into an Agreement (the “Agreement”) with Value Partners, Wynnefield Partners Small Cap Value, L.P., a Delaware limited partnership (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd., a private investment company organized under the laws of the Cayman Islands (“Wynnefield Offshore”), and Wynnefield Partners Small Cap Value, L.P. I, a Delaware limited partnership (“Wynnefield Partners I”) (Wynnefield Partners, Wynnefield Offshore and Wynnefield Partners I together, the “Wynnefield Funds”) and Lloyd I. Miller Trust A-4, a testamentary trust under Delaware law (“Trust A-4”), Milfam II, L.P.,  a Georgia limited partnership (“Milfam II”), LIMFAM LLC, a Delaware limited liability company, and Lloyd I. Miller, IRA, an individual retirement account for the benefit of Lloyd I. Miller III (Trust A-4, Milfam II, LIMFAM LLC, and Lloyd I. Miller, IRA together, the “Miller Funds”).

Pursuant to the Agreement, TWC has agreed to nominate five current directors for election as directors at the Company’s annual meeting of stockholders to be held in June 2014 (the “Annual Meeting”) and each of the Wynnefield Funds and the Miller Funds will submit one additional person for consideration by the nominating committee of the Company’s Board of Directors (the “Board”) for election as directors at the Annual Meeting.  Lloyd I. Miller III, who had previously provided the Company with notice of his intent to nominate a slate of six persons for election to the Board at the Annual Meeting, has agreed to withdraw his slate of nominees for election at the Annual Meeting.

Under the Agreement, the nominating committee of the Board intends to nominate current directors Rami S. Ramadan, Malcolm M.B. Sterrett, Timothy G. Ewing, Patrick J. Bennett, Sr. and Michael B. Brodsky for a one-year term as directors at the Annual Meeting.  Current directors Geoffrey B. Baker and Julio E. Heurtematte have determined to retire from the Board as of the date of the Annual Meeting and not stand for re-election as directors at the Annual Meeting.  The Wynnefield Funds will submit the nomination of one additional person for consideration by the nominating committee for election as a director at the Annual Meeting, which nominee shall be

CUSIP No. 89336R207	13D/A	Page 7 of 8 Pages

reasonably acceptable to Value Partners and the Miller Funds.  The Miller Funds will submit the nomination of one additional person for consideration by the nominating committee of the Board for election as a director at the Annual Meeting, which nominee will be reasonably acceptable to Value Partners and the Wynnefield Funds.  If such nominees are acceptable to the nominating committee, the committee will include such nominees as part of the Board’s slate of nominees for election of directors at the Annual Meeting.

At the Annual Meeting, each of Value Partners, the Wynnefield Funds and the Miller Funds have agreed to appear at the Annual Meeting, in person or by proxy, and vote all of the shares of common stock of the Company beneficially owned by such party in favor of the Company’s nominees for election as directors.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement, which is included hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1	Agreement, dated April 21, 2014, by and among Trans World Corporation, Value Partners, Ltd., the Wynnefield Funds and the Miller Funds(1)
_______________
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trans World Corporation (SEC File No. 000-25244) on April 22, 2014.

CUSIP No. 89336R207	13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           April 24, 2014

VALUE PARTNERS, LTD

By:	Ewing & Partners, as General Partner

By:	/s/Timothy G. Ewing
Timothy G. Ewing, Managing Partner

EWING & PARTNERS

By:	/s/Timothy G. Ewing
Timothy G. Ewing, Managing Partner

EWING ASSET MANAGEMENT, LLC

By:	/s/Timothy G. Ewing
Timothy G. Ewing, Member

By:	/s/Timothy G. Ewing
Timothy G. Ewing